SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
February 10, 2026
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Prinses Irenestraat 59
1077 WV Amsterdam – The Netherlands

This report comprises a copy of the following press release:
“Philips proposes to re-appoint CEO Roy Jakobs”, dated February 10, 2026.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 10th day of February 2026.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press Information

February 10, 2026

Philips proposes to re-appoint CEO Roy Jakobs

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced that Roy Jakobs is proposed to be re-appointed as its President/Chief Executive Officer and member of the Board of Management.

The decision to propose the re-appointment of Roy Jakobs reflects the Supervisory Board’s recognition of the progress made since 2022 and its confidence in his leadership as Philips enters the next phase of driving profitable growth. The proposal will be submitted for approval at the upcoming Annual General Meeting of Shareholders (AGM), to be held on May 8, 2026.

“Roy Jakobs has demonstrated clear leadership, strong execution and a relentless focus on strengthening Philips amid an uncertain macro environment,” said Feike Sijbesma, Chairman of the Supervisory Board of Royal Philips.

“Roy has built a strong foundation, enhanced financial resilience and created an impact-driven culture with a highly engaged team focused on delivering better care for more people through meaningful innovation. Since his start, significant progress has been made in addressing the Respironics recall and continuing to improve Philips’ culture of patient safety and quality. Supply chain operations are resilient and adaptive as evidenced by the company’s management of tariffs. The organization is simpler, leaner and more agile with EUR 2.5 billion productivity savings achieved. The senior leadership team is renewed, and the culture focused on performance, growth, execution and innovation. Company growth is restored, margins materially increased and positive cash generation resulted in a robust balance sheet. The Supervisory Board is confident that Roy is the right leader to continue guiding Philips with ongoing focus and accountability to create long-term sustainable value for all stakeholders.”

Later today, Roy Jakobs will present Philips’ plan to drive profitable growth to deliver sustainable value at the company’s Capital Markets Day.

More information about Philips’ 2026 AGM will be published in due course. Additional information on Philips’ Board of Management and Executive Committee can be found here.

For further information, please contact:

Michael Fuchs
Philips Global External Relations
Tel.: +31 614 869 261
E-mail: michael.fuchs@philips.com

Dorin Danu
Philips Investor Relations
Tel.: +31 205 977 055
E-mail: dorin.danu@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home.

Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2024 sales of EUR 18 billion and employs approximately 67,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.